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EXHIBIT 99.1

         IAMGOLD CORPORATION

RENEWAL ANNUAL INFORMATION FORM

March 30, 2005

IAMGOLD CORPORATION

RENEWAL ANNUAL INFORMATION FORM

CAUTIONARY STATEMENT AND EXPLANATORY NOTES

Forward-Looking Information

        This annual information form (this "Annual Information Form") and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of ore reserves and mineral resources, the realization of ore reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold Corporation ("IAMGold" or the "Company") to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamations activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plants, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business — Risk Factors" in this Annual Information Form. Although IAMGold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Technical Information

        The estimates of ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine and the Damang gold mine set out in this Annual Information Form have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101") provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

Definitions

        The definitions of ore reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in this Annual Information Form, such terms have the foregoing meanings.

        The definitions of mineral resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in this Annual Information Form, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Standards") adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Qualified Persons

        Technical information herein for the Sadiola gold mine and the Yatela gold mine relating to the estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by V. Chamberlain and R. van der Westhuizen who are employed by AngloGold Ashanti Limited

("AngloGold") and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this Annual Information Form of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein for the Tarkwa Gold Mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on the Tarkwa gold mine, Ghana" (the "Tarkwa Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Tarkwa gold mine have been estimated under the supervision of Mr. Gary Chapman of Gold Fields Limited ("Gold Fields"). The mineral resource estimates have been reviewed by Dr. John Arthur of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

        Technical information herein for the Damang gold mine is based on information contained in a technical report dated July 1, 2004 entitled "An Independent Technical Report on the Damang gold mine, Ghana" (the "Abosso Report") prepared by SRK Consulting and other information prepared by or under the supervision of "qualified persons" for the purposes of NI 43-101. The mineral resources and mineral reserves presented herein for the Damang gold mine have been estimated under the supervision of Mr. Glen Cole of Gold Fields. The mineral resource estimates have been reviewed by Mr. Lee Barnes of SRK Consulting and the mineral reserve estimates have been reviewed by Mr. Rick Skelton of SRK Consulting.

        The above reports are available on SEDAR (www.sedar.com).

        All of the foregoing persons are "qualified persons" for the purposes of NI 43-101. Under NI 43-101, a "qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

        In preparing the Tarkwa Report and the Abosso Report, SRK Consulting conducted site visits to the Tarkwa Gold Mine and the Damang Gold Mine and the facilities and infrastructure associated with each of these. SRK Consulting also held discussions with corporate and operational management and technical personnel. SRK Consulting has not independently verified by means of re-calculation underlying data or undertaken check sampling and assaying.

ITEM 2 — CORPORATE STRUCTURE

Incorporation

        The Company was incorporated under the Canada Business Corporations Act with the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owed subsidiary, Repadre Capital Corporation.

        The registered and principal office of the Company is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. The Company's telephone number is (416) 360-4710 and its website address is http://www.iamgold.com.

Subsidiaries

        The following chart illustrates the corporate structure of IAMGold and the jurisdiction of incorporation of the Company, its subsidiaries and related companies.

        Unless the context otherwise requires, the "Company" or "IAMGold" refers to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

ITEM 3 — GENERAL DEVELOPMENT OF THE BUSINESS

General and Three Year History

        IAMGold is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGold has interests in various operations and royalty interests on various operations that produce gold and diamonds. IAMGold's principal operations and royalty interests are currently operated by independent third parties. IAMGold's principal holdings are the following:

  (i)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located (See "Item 4 — Description of the Business — Sadiola Gold Mine");

  (ii)
  an indirect 50% interest in Sadiola Exploration Limited ("SADEX") which holds an 80% interest in Yatela Exploitation Company Limited ("YATELA"), the owner of the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine (the "Yatela Gold Mine") is located (See "Item 4 — Description of the Business — Yatela Gold Mine");

  (iii)
  an indirect 18.9% interest in Gold Fields Ghana Limited ("GFGL"), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located (See "Item 4 — Description of the Business — Tarkwa Gold Mine");

  (iv)
  an indirect 18.9% interest in Abosso Goldfields Limited ("Abosso"), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located (See "Item 4 — Description of the Business — Damang Gold Mine");

  (v)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada (See "Item 4 — Description of the Business — Royalties — Lac de Gras Diamond Royalty"); and

  (vi)
  a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada (See "Item 4 — Description of the Business — Royalties — Williams Royalty").

        IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa. See "Item 4 — Description of the Business — Royalties". IAMGold also has exploration properties in West Africa and South America. See "Item 4 — Description of the Business — Exploration Properties".

        Effective January 7, 2003, the Company completed a business combination transaction with Repadre Capital Corporation (see "Item 3 — General Development of the Business — Significant Acquisitions and Dispositions"). Prior to the completion of the transaction, the principal assets of Repadre Capital Corporation consisted of its 18.9% interests in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Item 4 — Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties").

Significant Acquisitions and Dispositions

Merger with Repadre

        Effective January 7, 2003, the Company completed a business combination transaction with Repadre Capital Corporation pursuant to which Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of the Company pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre Capital Corporation was exchanged for 1.6 common shares of IAMGold ("Common Shares"), resulting in the issue of an aggregate of 62,978,855 Common Shares. The total purchase consideration was recorded as US$218 million. The amalgamated company, Repadre Capital Corporation, became a wholly-owned subsidiary of IAMGold. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre Capital Corporation and IAMGold obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with Repadre Capital Corporation.

        At the time of the combination, the principal assets of Repadre Capital Corporation consisted of US$34.2 million in cash, an 18.9% interest in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Item 4 — Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties"). During the year ended December 31, 2004, the Tarkwa Gold Mine and the Damang Gold Mine contributed an aggregate of approximately 161,000 ounces of production to the Company at a cash cost of US$240/oz. This represented 37% of the Company's 2004 total production of 432,000 ounces at a cash cost of US$248/oz. The combination with Repadre Capital Corporation also provided the Company with revenue from royalties which, during the year ended December 31, 2004, amounted to US$9.2 million.

Trends

        IAMGold's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately US$253 per ounce in July 1999 and has increased to a March 28, 2005 closing price in New York of approximately US$425 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of IAMGold.

ITEM 4 — DESCRIPTION OF THE BUSINESS

SADIOLA GOLD MINE

Property Description and Location

        The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by SEMOS which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area (the "Sadiola Mining Permit") in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

  SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS (listed above) are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS, either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder of SEMOS has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGold has elected to receive its distributions of profits generated from ore oxide outlined in the original feasibility study from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        IAMGold and AngloGold have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

  Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Mali S.A. ("AngloGold Mali"), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

  Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated environmental management system ("EMS") for the Sadiola Gold Mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure/rehabilitation.

        The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. These issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

        Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared in 2001 to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Sadiola Gold Mine is located in the extreme west of the Republic of Mali, West Africa, near the Senegal/Mali border, a remote part of Mali with almost no infrastructure, approximately 70 kilometres south of Kayes, the regional capital. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice weekly between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The terrain around the Sadiola Gold Mine is generally flat at an elevation of 125 metres above sea level.

        A 57 kilometres pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water, in order to ensure that the Sadiola Gold Mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and it provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola Gold Mine. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the mine with the outside world.

History

        AngloGold acquired its interest in the Sadiola Gold Mine from IAMGold as part of the financing of the project. As a result of this process, the IFC and the Government of Mali obtained equity interests in SEMOS. Construction at the Sadiola open pit commenced in 1994 and full production was achieved in 1997.

Geological Setting

        The Sadiola Gold Mine is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The Sadiola Gold Mine lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a north-south striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded, with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with north-northeast striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (25 degrees) plunge to the south. Post-tectonic activity along 45o northstriking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along north-south striking faults have also offset mineralized blocks.

Exploration

        Exploration in 2004 within the Sadiola Mining Permit continued to focus on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. IAMGold's share of exploration work at Sadiola was US$3.1 million in 2004.

        Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. During 2003, infill resource delineation recommenced at FE-3 and FE-4. Phase V of the Sadiola deep sulphide drilling, which commenced August 2002, was completed March 2003. The objective of this phase of drilling was to test the viability of an "upside" conceptual geological model for the sulphide mineralization as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open pit beyond its present planned depth of 150 metres. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of US$300 per ounce this mineralization might be economically mined. It was stressed at the time, and stressed again here, that this conceptual model is not to be confused with a resource calculation, and that the validity of the model was to be tested by the Phase V drilling program.

        The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicated the presence of broad zones of mineralization, often measured in several tens of metres, averaging above three g/t gold. There is continuity of mineralization from section to section for at least one kilometre of strike length at the southern end of the open pit, where the drilling density is greater.

        Phases VI and VII of the drill program continue to outline the sulphide mineralization and the 2004 year-end measured and indicated resource was 8.6 million tonnes averaging 2.7 g/t gold while the inferred resources was 54.2 million tonnes averaging 2.5 g/t gold. A pre-feasibility study is expected to be completed in the third quarter of 2005.

        All exploration activity is carried out by SEMOS.

Mineralization

        Pervasive gold mineralization ranging in grade from two g/t to 20 g/t occurs along the SFZ over a strike length of more than two kilometres. The mineralization is mainly contained in altered carbonates and, to a lesser extent, in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

Drilling, Sampling and Analysis, and Security of Samples

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Sadiola Gold Mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex, in Canada) for check assay. More recently, certain projects have had 10% of their entire sample set sent for re-assay.

        SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

        Resource modeling is undertaken by a dedicated team of on-site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

Mineral Resource and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Sadiola Gold Mine as at December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	6.6	1.8	379
Probable	15.8	3.5	1,811

Total mineral reserves(2)(3)(4)	22.4	3.0	2,190

(1)
Estimated in accordance with the JORC Code. Pit optimized and designed at a US$350 per ounce gold price.

(2)
IAMGold has a 38% interest in these ore reserves.

(3)
Plant recovery is assumed to be 95% for oxides and 79% for sulphides.

(4)
All the reserves classified as "proved" are stockpile material. All the mineral reserves classified as "probable" are in-pit material.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Sadiola Gold Mine as at December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(2)
Measured(3)	6.4	2.5	509
Indicated	18.7	2.8	1,705

Total "pit" measured & indicated mineral resources	25.2	2.7	2,214
Deep Sulphide(2)
Measured(3)	1.3	2.7	109
Indicated	7.3	2.7	645

Total "deep sulphide" measured & indicated mineral resources	8.6	2.7	753
Satellite oxide deposits(2)
Measured	0	0	0
Indicated	5.2	2.9	487

Total "satellite" measured & indicated mineral resources	5.2	2.9	487

Total measured and indicated mineral resources(4)	39.0	2.8	3,454

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 1.0 g/t was used within a US$425 per ounce pit shell.

(3)
Measured resources include oxide stockpiles above a cut-off grade of 1.0 g/t gold.

(4)
Measured and indicated mineral resources include proved and probable mineral reserves. IAMGold has a 38% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Sadiola Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(2)	0.7	2.1	46
Deep Sulphide(2)	54.2	2.5	4,354
Satellite deposits(2)(3)	9.8	1.9	582

Total inferred mineral resources(4)	64.7	2.4	4,982

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 1.0 g/t was used within a US$425 per ounce limiting pit shell except where stated.

(3)
The inferred mineral resources for satellite deposits FE-2, FN-3, FE-4, Tambali South and Sekokoto were calculated at a cut-off of 1.0 g/t with no limiting shell.

(4)
IAMGold has a 38% interest in these mineral resources.

Mining Operations

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 metres in length with a maximum width and depth of 700 metres and 150 metres, respectively.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Sadiola, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Grade control is effected by drilling 10 metres long vertical holes on a 10 metre by five metre grid. Ore is transported to the ore stockpile, located approximately one kilometre from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 kilometres.

        Approximately 90% of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

  Processing

        The processing plant for the Sadiola Gold Mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997, and started commercial production on March 1, 1997.

        The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the processing plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the SAG mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching, while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

        In March 2002, the existing Sadiola plant was modified to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75%. The modification provided for pre-oxidation of the slurry feed, followed by oxygen enriched high-cyanide leaching. Installed equipment included an oxygen enrichment plant and two new generator sets to provide the incremental power.

        On-going test work indicated that the modifications could be expected to achieve a 76% recovery at a cyanide addition rate of one kilogram per tonne of ore processed, and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore.

  Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

	12 Months Ended December 31
	2004	2003	2002
Tonnes processed (000s)	5,150	5,070	5,050
Grade (g/t)	3.8	3.0	3.5
Recovery	76%	88%	84%
Ounces produced (000s)	458	452	480
Total Cash Cost (US$ per ounce)(1)	246	213	164

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Sadiola Main, FE3 and FE4 pits at the current rates of production, until the end of the mine life in 2010.

Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was US$295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed US$169 million to fund the development of the Sadiola Gold Mine. The final semi-annual loan repayment of US$16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of US$15 million under such loan was repaid on May 16, 2002.

        From start-up through December 2004, SEMOS has made distributions to shareholders aggregating US$176 million of invested capital, of which US$66.9 million was received by IAMGold.

Mining Taxation/Foreign Exchange

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production, and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses, are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

YATELA GOLD MINE

Property Description and Location

        The mining permit area in Mali on which the Yatela Gold Mine is situated (the "Yatela Mining Permit") is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, and covers 195 square kilometres. The shareholders of YATELA are Sadiola Exploration Limited ("SADEX") (which is indirectly owned 50% by IAMGold and 50% by AngloGold) as to 80% and the Government of Mali as to 20%.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors of YATELA currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit (see "Sadiola Gold Mine — Property Description and Location" above).

  Operator

        YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as described under "Sadiola Gold Mine — Property Description and Location — Operator" above.

  Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities, and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. An integrated and comprehensive EMS has been implemented for the Yatela Gold Mine. The EMS ensures that disturbance to the environment is maintained within acceptable limits and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

        There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography", above).

        The Yatela Gold Mine is located approximately 25 kilometres north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital, which is approximately 60 kilometres from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 cubic metre diesel tank on-site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and it provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at the Sadiola Gold Mine. There are approximately 700 employees at the Yatela Gold Mine, including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes, and satellite phones, link the Yatela Gold Mine with the outside world.

        The terrain around the Yatela Gold Mine is generally flat, at an elevation of 125 metres above sea level.

History

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for US$7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study, which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies, which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million Mtpa heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period, at an average total cash cost of US$175 per ounce (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was US$8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGold approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government of Mali approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property. The first gold was produced from the heap leach and open pit operation in May 2001.

Geological Setting

        The Yatela Gold Mine is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic — Birimian outlier along the northeast margin of the Kenema-Man Shield. The Yatela Gold Mine is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates, with minor tuffs and acid volcanics.

Mineralization

        The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

Exploration

        All exploration activity is carried out by YATELA and in 2004 exploration was carried out in various targets close to the Yatela pit.

Drilling, Sampling and Analysis, and Security of Samples

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the Yatela Gold Mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external for check assay.

        The resource drilling database system is the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Drilling, Sampling and Analysis, and Security of Samples", above).

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

        QA-QC protocols are in place with respect to sampling procedures.

Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Yatela Gold Mine as of December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	2.0	1.9	119
Probable	5.7	4.2	766

Total mineral reserves(2)(3)	7.7	3.6	886

(1)
Using the JORC Code. Pit optimized and designed at a US$350 per ounce gold price.

(2)
IAMGold has a 40% interest in these ore reserves.

(3)
Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

        The following table sets forth the estimated measured and indicated mineral resources (which includes reserves) for the Yatela Gold Mine, as at December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Yatela "Main Pit"(2)
Measured(3)	5.7	1.4	261
Indicated	8.7	3.2	898

Main-pit measured and indicated mineral resources(4)	14.4	2.5	1,159
Alamoutala(5)
Measured(6)	0.4	2.3	26
Indicated	0.8	2.2	57

Alamoutala measured and indicated mineral resources	1.2	2.2	83

Total measured and indicated mineral resources(4)	16.6	2.3	1,242

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 0.6 g/t within a limiting pit shell of US$425 per ounce.

(3)
Measured includes stockpiles above a cut-off of 0.6 g/t.

(4)
Measured and indicated mineral resources include proved and probable mineral reserves. IAMGold has a 40% interest in these mineral resources.

(5)
A cut-off grade of 1.0 g/t above a limiting pit shell of US$425 per ounce.

(6)
Measured includes stockpiles above a cut-off of 1.0 g/t.

        In addition to the measured and indicated mineral resources, the Yatela Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as at December 31, 2004, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Main pit(2)	1.9	3.8	229
Alamoutala and KW18(3)	1.0	2.2	74

Total inferred mineral resources(4)	2.9	3.2	303

(1)
Estimated in accordance with the JORC Code.

(2)
A cut-off grade of 0.6 g/t within a limiting pit shell of US$425 per ounce.

(3)
A cut-off grade of 1.0 g/t within a limiting pit shell of US$425 per ounce for Alamoutala and 0.6g/t with no limiting pit shell for KW18.

(4)
IAMGold has a 40% interest in these mineral resources.

Mining Operations

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 metres in length with a maximum width and depth of approximately 600 metres and 220 metres, respectively. Production began in March 2001, with ore being loaded onto the heap leach pads. Commissioning started in May 2001, and commercial production was achieved on July 4, 2001.

        The pit slopes have been engineered to industry standards of stability for the range of lithologies present at Yatela, following risk management principles. The slope failures that have occurred have been of such a nature and scale as to have minimal impact on efficient mining operations. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Ore is transported to the ore stockpile, located in close proximity to the pit, and waste is transported to dumps located away from the influence of the pit. The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed onto heap leach pads on a blended basis in respect of both clay content and grade, to minimize costs by being able to optimize cement addition rates, and to maximize the recovery of gold. The second function of the stockpile is to provide ore to feed onto the heap leach pads at times when pit operations are temporarily affected by external factors, such as during the four month rainy season from June to September, when relatively little mining is conducted.

        The Alamoutala deposit, located some 10 kilometres south-east of the Yatela deposit, is being exploited by open pit mining techniques. The pit is currently designed to be 850 metres in length with a maximum width and depth of approximately 200 metres and 80 metres, respectively. Production began in August 2003, with ore being trucked to the main Yatela heap leach processing circuit. The Alamoutala pit was effectively depleted by year-end 2004.

  Processing

        The process plant consists of a crusher feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 20 kilograms per tonne when the first lift of any pad is being stacked, and at a rate of approximately eight kilograms per tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking, but has exceeded this capacity in recent years.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 millimetre high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 millimetre cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon, prior to its return to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2003 was 82%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide, as required, to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

  Production

        The following table sets forth production information for the Yatela Gold Mine for the periods indicated:

	12 Months to December 31
	2004	2003	2002
Tonnes processed (000s)	2,870	2,590	2,810
Grade (g/t)	3.4	2.8	3.6
Ounces produced (000s)	242	218	269
Total Cash Cost (US$ per ounce)(1)	263	244	177

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Mining is expected to continue at the Yatela Main pit until the end of the mine life in 2007.

  Capital Costs and Financing

        On the original Yatela property (the property purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGold and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela Gold Mine, with IAMGold supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela Gold Mine. The AngloGold loan to AGEM Ltd. is recourse only to cash flow from the Yatela Gold Mine.

        Feasibility and capital development costs for the Yatela Gold Mine were US$100 million. From 2001 through December 2004, YATELA has made repayments aggregating US$41 million of invested capital, of which US$13 million was received by IAMGold.

  Mining Taxation/Foreign Exchange

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS (see "Sadiola Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange" above).

TARKWA GOLD MINE

Property Description and Location

        IAMGold holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields") is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

        The Tarkwa Gold Mine is located in south western Ghana, about 300 kilometres by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine operates mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases, each dated April 18, 1997, in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

  Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2004 the Tarkwa Gold Mine had a compliment of approximately 3,060 employees, including those employed by outside contractors.

  Environment

        GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency ("EPA"), and an environmental certificate covering all operations at site has been issued by the EPA. GFGL has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of US$6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

        An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

        All required environmental permits are in place for operations at the Tarkwa Gold Mine, including construction and operation of the new mill/CIL project. An ISO14001 certified EMS is in place, and two surveillance audits were successfully completed by external auditors. The EMS includes operational procedures related to minimization of risk associated with environmental impact. A comprehensive training program has been implemented to ensure that the workforce is competent in these procedures.

        Concurrent rehabilitation continued as part of an integrated mine plan, with reclamation being completed on leach heaps, waste dumps, and open pit areas. A comprehensive life of mine decommissioning and reclamation plan has been developed and pre-funding for reclamation liability is maintained, including a provision for monitoring after mine closure. No significant remediation issues have been identified for closure of the mine due to the favourable geochemical nature of the ore and waste materials. Interactions with stakeholders are frequent and occur through regularly scheduled meetings, visits to local communities by company staff, visits to the mine site by community members and other stakeholders, and maintenance of an open door policy for all stakeholders to address any concerns that they may have. Social responsibility projects have been implemented within the company's greater sustainable development program, with a focus on developing sustainable livelihoods, improving education, health, and sanitation conditions, and provision of potable water. Employment policies strive to maximize recruitment from affected communities wherever practical.

        A new tailings storage facility has recently been constructed. The designers were external consultants with an established reputation for the design of such facilities. The facility has a design capacity of 84 million tonnes and is a hillside impoundment south of the existing north heap leach pads.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked into the property.

        The area has a tropical climate with two wet seasons (March to July and September/October), with a Hamattan dry season from mid October to March. Temperatures range from 21°C to 32°C, and rainfall averages approximately 2000 millimetre per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation, due to subsistence farming by the local population, has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession. The operating season is continuous throughout the year.

        The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

History

  IAMGold

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GFGL.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation ("Repadre") purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL.

        In April 1999, Repadre and Golden Knight completed a business combination and, effective January 1, 2000, Repadre, Golden Knight and Mutual amalgamated under the name "Repadre Capital Corporation". Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement, and effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold.

  GFGL

        GFGL was incorporated in 1993 to hold the Tarkwa concessions. In June 1993, the Government of Ghana entered into an agreement with GFGL under which GFGL would operate the mine under a management contract. The mine then became known as Tarkwa Gold Fields Limited. In 1996, a pre-feasibility study into an open pit/heap leach operation, undertaken on behalf of GFGL by SRK Consulting, concluded that such a project was economic. This study was followed up with a feasibility study and the subsequent approval to proceed with the project. Open pit operations began in 1998.

        In August 1999, GFGL suspended all underground mining operations at the Apinto shaft and AVS sections as they had become uneconomic. The milling plant continued to process remaining ore and clean up material until shutdown in December 1999. At that stage, GFGL withdrew totally from the underground operations, allowing the mine to flood.

        In August 2000, following the acquisition by Ghanaian Australian Goldfields Limited ("GAG") of the Teberebie lease and operations, GFGL acquired the northern part of the Teberebie lease from GAG. The facilities, comprising the Teberebie open pit and heap leach pads and associated equipment, were recommissioned at a cost of US$11 million, and placed into production. This expansion increased the heap leach production capacity from 7.2 Mtpa to 12.6 Mtpa. Currently the heap leach areas are capable of processing 16 Mtpa.

Geological Setting

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area, within a sedimentary package ranging from 40 metres to 110 metres in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Exploration

        Exploration is initially carried out by Gold Fields using diamond drilling to produce continuous core sampling through the sequence of mineralized reefs. Core is logged and halved with one half retained for quality control and validation purposes. The remaining core is sent to Transworld laboratories in Tarkwa, for assay.

        Check assaying is carried out at SGS laboratory, which is also based in Tarkwa. Core drilling is initially carried out on a wide spaced grid of 200 metres along strike, and 100 metres in the dip direction (400 metres by 200 metres in some cases). This grid is then infilled to a final spacing of 100 metres by 100 metres. Core logging and sampling is carried out based on the recognition of geological boundaries and marker horizons.

        Grade control is carried out by close spaced infill drilling of the exploration grid using RC drilling on a 25 metres by 25 metres grid spacing. In some areas of known structural complexity this spacing is reduced to either 25 metres by 12.5 metres or 12.5 metres by 25 metres. The Kottraverchy pit area is to be drilled using this closer spaced grade control.

Mineralization

        Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper-gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3% to 7% of the gold.

        X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of iron oxides, mainly titanium-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

Drilling, Sampling and Analysis, and Security of Samples

        A total of 1,770 exploration boreholes have been drilled on the Tarkwa concession, of which 1,358 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 211 RC boreholes are included in the 1,358 GFGL drillholes, the remainder being diamond cored drill holes. The total exploration drilling meterage is some 230,000 metres.

        A total of 454,543 metres of grade control RC drilling (13,873 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

        The primary database captures the following: (1) the collar positions of all RC and diamond core drilling holes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes.

        Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 20th sample, i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results); (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample (every sample that assays above three g/t is repeat assayed using fire assay); and (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

        The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current mineral resource grade and tonnage models, with actual tonnes mined and grades as measured across the belts feeding the heaps.

Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Tarkwa Gold Mine as of June 30, 2004, as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	203.9	1.3	8,680
Probable	147.7	1.3	6,050

Total mineral reserves(3)(4)	351.5	1.3	14,730

(1)
Estimated in accordance with the JORC Code.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Based on a gold price of US$350 per ounce. The reserves are based on heap leach, mill and owner mining cost.

(4)
IAMGold has an 18.9% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Tarkwa Gold Mine, as of June 30, 2004, as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	204.8	1.5	9,728
Indicated	187.3	1.4	8,207

Total measured and indicated mineral resources	392.1	1.4	17,935

(1)
Estimated in accordance with the JORC Code. Measured and indicated mineral resources are estimated at a gold price of US$400 per ounce and include proved and probable mineral reserves. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Tarkwa Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004 as calculated by the mine operator. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Inferred mineral resources	19.5	3.5	2,225

(1)
Estimated in accordance with the JORC Code. Inferred mineral resources are estimated at a gold price of US$400 per ounce. IAMGold has an 18.9% interest in these mineral resources.

Mining Operations

        The location of the mining areas is defined through the long-term planning process. The boundaries of the pits are pegged out and the mining area is cleared of bush and topsoil with a bulldozer. This material is later relocated for rehabilitation purposes. After clearing, RC grade control drilling is carried out, and the grade control geological models constructed. The short-term plans and forecasts are updated with this information, and mining then commences. From the highest point in the pit, material is free-dug or blasted to the first blasting bench. Thereafter, 6 metre benches are blasted, which are then mined in two 3-metre flitches. Material along the daylight side of the pit is often free dig.

        Mining is highly selective, with backhoe excavators used to select off waste from the ore, and vice versa, to an estimated accuracy of approximately 30 centimetres. In-pit geologists supervise all digging activity, and ore material is either run-of-mine, delivered to one of two primary crushers, or low grade, which is stockpiled close to the north primary crusher, dependent on grade. Waste material is hauled to the nearest waste dump. Ore is hauled using a fleet of twenty-four 144-tonne dump trucks and seven diggers.

        The life of mine wall angles, as applied to the current life of mine plan, generally range between 36 and 45 degrees in the upper weathered region and range between 55 and 65 degrees in the lower "fresh regions" of the pits. If a ramp exists in a wall, the overall wall slope angle is further reduced; there is no attempt to steepen the areas above and below the ramp to achieve the above-mentioned wall angles. Internal batter angles are considered on an area-by-area basis depending on the nature of the material. Geotechnical staff have been assigned to collect geotechnical data for analysis and to advise on mine design. Wall monitoring has become routine, and a preliminary series of piezometric boreholes have been drilled in order to monitor water movements. Appropriate software has been purchased to analyse wall failure potential and on-site users have been trained to use it in order to advise the mine planners. The data is regularly reviewed on-site (at least twice yearly) by professional geotechnical engineers in order to ensure that designs meet accepted standards. The optimal pit for the selected gold price, as defined by the Whittle optimisation, adjusted for dilution, forms the basis of the life of mine pit design.

        Final ramp positions are laid out to access all parts of the life of mine pits. All ramps are, as far as possible, laid out on the footwall so as to avoid additional waste mining. Waste haul routes are laid out according to the estimated position of the waste dumps, which is intended to be the shortest possible distance from the pit limit. Given that the pit limit is a function of gold price, waste dumps are planned for the footwall side of the pits where possible. In-pit dumping has been considered where deemed practical.

        Blasting operations utilise relatively close patterns, typically 3.2 metres by 3.6 metres, with a drill hole diameter of 102 millimetres. The blast design has been set up to preserve, as far as possible, the integrity of the ore and waste contacts, and to allow for visual identification of the zones by the in-pit geologists.

        Mining at the Tarkwa Gold Mine was, until June 2004, carried out by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin Group Proprietary Limited, an Australian contracting company. AMS provided employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. The mine has now converted to owner mining and has purchased a full mining fleet for operating in the open pits that make up Tarkwa.

        The focus of operations in fiscal 2005, apart from meeting planned grades and strip ratios, will be to achieve the split of high and low grade and high and low porosity ores to meet the respective needs of the heap leach plant and the new mill and CIL plant. Continuous mill production is planned by the end of March 2005, with the operation of Tarkwa's new fleet having started in July 2004, and a full demobilisation of the mining contractor having been completed at the end of September 2004.

  Processing

        The Tarkwa Gold Mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, namely, the Tarkwa "north" plant and the Teberebie "south" plant acquired in August 2000. The Tarkwa north heap leach plant was commissioned in 1998 while the Teberebie south heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 16 million tonnes per annum.

        A bankable feasibility study ("BFS") that evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GFGL was completed in December 2002 by Lycopodium Pty Ltd. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the heap leach operation, combined with a new 4.2 million tonnes per annum CIL conventional mill operation and a conversion to owner mining.

        On May 8, 2003 IAMGold and Gold Fields announced the decision to proceed with the expansion of the Tarkwa Gold Mine, including construction of a 4.2 million tonnes per annum mill and a CIL plant at a cost of

US$85 million, and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million to convert, from contractor to owner-operator mining. The capital investment was undertaken between June 2003 and December 2004, with the conversion to owner mining now complete and the mill now commissioned. This expansion is forecasted to increase annual ore throughput to 20 million tonnes per annum.

  Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 Months to December 31
	2004	2003	2002
Waste mined ('000t)	55,590	31,640	27,600
Ore mined ('000t)	17,740	16,600	15,430
Head grade (%)	1.3	1.4	1.6
Strip ratio	3.2	1.9	1.8
Tonnes crushed ('000)	17,010	15,600	15,100
Expected Yield (%)	78	74	76
Gold Produced ounces ('000)	553	555	524
Total cash costs (US$/oz)(1)	250	224	197

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

        Based on the mineral reserves at June 30, 2004 and an average estimated production rate of 15.3 million tonnes per annum following the mill expansion in 2004, the Tarkwa Gold Mine has an estimated life of 24 years.

  Capital Cost

        The capital spending at Tarkwa for the year ended December 31, 2004 was US$160 million, up sharply from the US$57 million spent in 2003. Capital expenditures for 2004 included US$72 million for the new mill and US$67 million for the new mining fleet.

  Owner mining conversion

        All load and haul equipment had been transported to site during the first half of calendar 2004, and mining activities with this new mining fleet commenced in July 2004. The official changeover from the mining contractor was transitioned over the following three months and included the human resource and service provider mobilisation. The new fleet is, on average, exceeding expected productivities and volumes mined.

  Construction of new 4.2 million tonnes per annum mill

        Construction of the mill was completed in the fall of 2004 two months ahead of schedule and, by the end of the year, the mill had reached commercial production levels. The final cost of the mill is expected to be on the order of US$98 million, somewhat over its budget of US$85 million, primarily due to the higher price of equipment not sourced in U.S. dollars.

        During 2004, exploration activities, included infill and extensional drilling of the known open pittable conglomerate ore bodies and exploration of a shallow underground target at the Kottraverchy deposit.

  Mining Taxation/Foreign Exchange

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5%, and there is also a national reconstruction and development levy of 2.5% of operating profit, introduced on January 1, 2001. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions by residents involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

DAMANG GOLD MINE

Property Description and Location

        IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso, with a 71.1% interest. The Republic of Ghana holds a 10% free carried interest.

        Damang Gold Mine is approximately 280 kilometres by road west of the capital, Accra, and 140 kilometres by road from the port of Takoradi on the Atlantic coast. The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 square kilometres. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

  Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of US$1.5 million per annum. As of December 31, 2004, the Damang Gold Mine had approximately 840 employees, including those employed by outside contractors.

  Environment

        Abosso is in full compliance with environmental regulatory requirements in Ghana and all environmental permits are up to date for the Damang Gold Mine. Abosso has signed a reclamation security agreement with the EPA, which is secured by the provision of an irrevocable letter of credit in the amount of US$2 million and a cash deposit of US$200,000. The EMS for the Damang Gold Mine has been certified under the ISO 14001 standard, effective July 2003, and remains in conformance with the certification.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Damang Gold Mine is located 40 kilometres north of the town of Tarkwa and 140 kilometres by road from the port of Takoradi on the Atlantic coast. It has good access roads and an established infrastructure, and most supplies are trucked into the property. The Damang Gold Mine has access to the national electricity grid. For description of the climate and topography in the general area see "Tarkwa Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography" above.

History

        In 1989, Ranger Minerals Limited ("Ranger"), a public company listed on the Australian Stock Exchange, began evaluation of the feasibility of re-treating the tailings at the old Abosso underground mine, located at the southern end of the lease area (the "Old Abosso Mine"). As that evaluation proceeded, the focus shifted from the tailings to the north-eastward extension of the auriferous Banket conglomerates, toward Damang village. An extensive area of artisanal mining was found at Damang and exploration adits by previous explorers had exposed flat-lying quartz veins with wall-rock alteration selvages after disseminated sulphides. Artisanal miners were exploiting colluvium shedding from two low ridges, and gold appeared to be associated both with Banket conglomerate and with the vein system. Through 1990-92, a program of pitting and trenching demonstrated near-surface mineralization over about three kilometres strike length. Drilling commenced in mid-1993 and progressively more intensive efforts saw a resource totalling about 3 Moz established by early 1996. A feasibility study demonstrated that surface mining of the deposit to about 200 metres depth would be viable. Open pit mining operations commenced in August 1997, and gold production in November 1997, with a nameplate CIL plant throughput capacity of 3 Mtpa.

        Repadre acquired an 18.9% interest, and Gold Fields a 71.1% interest, in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre, Gold Fields, Ranger Minerals and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso, and for the assignment of AU$75.7 million of indebtedness of Abosso to Ranger, consisted of AU$63.3 million in cash contributed by Gold Fields, and 4 million common shares of Repadre, giving Repadre an 18.9% interest in Abosso and 21% of the shareholder loans.

        Effective January 7, 2003, Repadre was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre (in its amalgamated form) was amalgamated with IAMGold.

Geological Setting

        The orebodies of the Damang Gold Mine comprise stockwork sulphide deposits and Banket conglomerates. The Kwesie-Lima and Tomento deposits are characterized by mineralization hosted within Tarkwaian palaeoplacer deposits, present as individual tabular quartz pebble conglomerate units interlaminated within quartzites and argillaceous sandstone units. The main Damang pit, Amoando and Rex deposits are epigenetic hydrothermal quartz lodes also present within the Tarkwaian sedimentary host rocks.

        The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline. The main Damang pit is located close to the closure of the anticline, whereas the Kwesie-Lima deposit is located within the eastern limb and the Amoando, Rex and Tomento deposits are all located within the western limb of the antiformal structure. Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the Anticline is displaced downward and to the south by a major fault.

Exploration

        Following the acquisition of the Damang Gold Mine in January 2002, an exploration program was started by Gold Fields to seek alternative sources of ore to replace the Damang pit, by testing both hydrothermal and conglomerate styles of mineralization across the Damang lease area. Following completion of the bulk of the drilling by the middle of fiscal 2003, a full time evaluation project, the Damang Extension Project ("DEP"), was launched to turn this exploration to account. This work has successfully brought additional mineral resources and reserves to account from the conglomerate Tomento North and Tomento East ore bodies, and from the hydrothermal Amoanda and Rex prospects, which are expected to add a further year of life to this mine. The DEP has also identified an opportunity to undertake a cutback of the main Damang pit. This cutback has the potential to add more than a year to the life of Damang. Gold Fields is still exploring alternatives to develop underground mines both below the Damang pit, and also adjacent to the Old Abosso Mine.

Mineralization

        Silicification and quartz veining are the most obvious and widespread effects accompanying hydrothermal gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins, and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 centimetres and 1.5 metres on either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to one centimetre disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries, and the proportion of sulphides visible in samples is a good guide to gold grade.

        The palaeoplacer mineralization present at the Damang Gold Mine is similar, but not identical in character to the Tarkwaian mineralization present and exploited at the Tarkwa Gold Mine. The conglomerates developed at Damang contain sub rounded to angular clasts and display poorer sorting compared to the conglomerates at Tarkwa. The Tarkwaian conglomerates contain volumetrically insignificant sulphides, and the opaque mineralogy of these rocks is dominated by hematite and magnetite. Sulphides are typically restricted to selvages of exogenic quartz veins or dykes within the sequence. Gold is typically concentrated within the lower parts of the conglomerate units.

Drilling, Sampling and Analysis, and Security of Samples

        All grade control drill holes have also been captured in the geological database. The primary database captures the following: (1) the collar positions of all RC and diamond drillholes, (2) down-the-hole survey data, (3) lithological data, (4) assay data, and (5) the final stratigraphic zoning of all boreholes. Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

        The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis, unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of Abosso staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

        Damang's quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct). Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses. QA/QC protocols are in place with respect to sampling procedures.

Mineral Resources and Mineral Reserves

        The following table sets forth the estimated mineral reserves for the Damang Gold Mine as of June 30, 2004, as calculated by Abosso. SRK Consulting reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(2)	11.7	1.3	480
Probable	8.3	1.4	370

Total mineral reserves(3)	20.1	1.3	850

(1)
Estimated in accordance with the JORC Code.

(2)
Low-grade operational stockpiles included in proved mineral reserves.

(3)
Based on a gold price of US$350 per ounce. IAMGold has an 18.9% interest in these mineral reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes mineral reserves) for the Damang Gold Mine, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	15.5	1.4	709
Indicated	15.8	1.6	817

Total measured and indicated mineral resources(2)	31.3	1.5	1,526

(1)
Estimated in accordance with the JORC Code.

(2)
Measured and indicated resources are estimated at a gold price of US$400 per ounce and include proved and probable reserves. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Damang Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2004, as calculated by Abosso. SRK Consulting has reviewed these estimates and confirmed that in its opinion the tonnage and grade estimates and classification are appropriate according to NI 43-101 standards.

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Total inferred mineral resources	3.8	2.5	303

(1)
Estimated at a gold price of US$400 per ounce and in accordance with the JORC Code. IAMGold has an 18.9% interest in these mineral resources.

Mining Operations

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

        Fresh rock and transitional zones are drilled and blasted in six metre lifts with excavation in three metre flitches. The majority of oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration, while hauling is done using trucks with a payload capacity of around 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby, as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run-of-mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of three million tonnes per annum of fresh ore and 1.65 million tonnes per annum of oxide ore.

  Processing

        The milling circuit was commissioned in November 1997 at the design throughput of three million tonnes per annum. A number of modifications and optimizations allowed an increase in the annual throughput to close to five million tonnes per annum. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tonnes per hour (14,000 tonnes per day) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore, and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 millimetres, to about 80% passing 200 millimetres, with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes, and total capacity of 100,000 tonnes. The ore then progresses to the milling section, which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant, while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper, where it is filtered and the sludge smelted after it has been dried in an oven.

  Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the east tailings dam located approximately two kilometres east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres. At current rates of production, the east tailings dam will be filled in the second half of 2005, and additional capacity will be required for the projected mine life. A specialist consultant is currently investigating options for raising the east tailings dam or developing a new facility.

        The old south tailings dam is located 2.5 kilometres to the southeast of the process plant, was decommissioned in 2002, and is in the process of being vegetated and reclaimed.

        Both tailings dams are located in areas with a number of natural ridges and hills, which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of one metre be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a one in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth, and the crests are approximately 26 meters. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

  Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

	12 Months to December 31
	2004	2003	2002(2)
Waste mined ('000t)	7,450	12,250	12,120
Ore mined ('000t)	4,820	5,250	4,300
Head grade (g/t)	1.9	2.1	2.3
Strip ratio (waste: ore)	1.5	2.3	2.8
Tonnes milled ('000)	5,390	5,080	4,290
Recovery (%)	90	91	90
Gold Produced ounces ('000)	296	303	287
Total Cash Cost (US$/oz)(1)	221	230	226

(1)
Total Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods, such as stockpiling and stripping costs, and may exclude certain cash costs incurred in the current period that relate to future production. Total Cash Cost is inclusive of production-based taxes and management fees.

(2)
For the 11 month period ended Dec 31, 2002.

        Based on the mineral reserves at June 30, 2004 and the current production rate of 5.2 million tonnes per annum, the Damang Gold Mine is expected to continue in operation until 2008. The challenge for Damang in fiscal 2005 is to alleviate the expected shortage of high-grade ores, the decline of which has been expected, and which is anticipated to lead to a 20% decline in gold production in fiscal 2005. Presently, the Amoanda and Tomento deposits are expected to be brought to production in the second half of fiscal 2005, to offset the gold production decline referred to above. Against this background, the mine will continue to optimise cost structures and, more importantly, seek additional volumes through the process plant.

  Capital Cost

        The capital spending at Damang for the year ended December 31, 2004 was US$6 million, which was directed primarily towards sustaining capital.

  Mining Taxation/Foreign Exchange

        The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine (see "Tarkwa Gold Mine — Mining Operations — Mining Taxation/Foreign Exchange", above).

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years, and has increased from the initial rate of 20% set in 1996.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

ROYALTIES

        IAMGold holds active and inactive royalty interests on mineral properties located in the Americas and Africa.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following table reflects the gross royalties recorded by IAMGold over the last three years:

Royalty

	2004	2003	2002
	(US$000's)
Lac de Gras	6,307	2,134	—
Williams	960	1,050	768
El Limón	541	473	534
Magistral	263	90	—
Don Mario	668	182	—
Vueltas del Rio	218	323	223
Joe Mann	192	252	13

TOTAL	9,209	4,504	1,538

*
2002 information is presented on a pro-forma basis only.

Significant Royalty Interests

        NI 43-101 contains certain requirements relating to disclosure of technical information in respect of material mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. The royalty agreements entered into in respect of such royalties do not contain provisions that permit IAMGold access to sufficient information to prepare a technical report to NI 43-101 standards. A "qualified person" from IAMGold has not reviewed public or non-public information on the Lac de Gras claim prepared by the owners, Aber Diamond Corporation or Rio Tinto plc.

  Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre (which subsequently merged with IAMGold) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

        The Lac de Gras Royalty was recorded at a value of US$44.9 million on the consolidated balance sheet of IAMGold as at December 31, 2004.

Other Royalty Interests

        IAMGold owns the following royalty interests.

        Williams Royalty — Ontario, Canada:    IAMGold owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine (the "Williams Mine"). The Williams Mine is owned 50% by Barrick Gold Corporation

("Barrick") and 50% by Teck Cominco Limited. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is entitled to receive 72% of the Williams Royalty payments.

        El Limón Royalty — Nicaragua:    A 3% NSR on the El Limón property located in the Limón Mining District of Nicaragua (the "El Limón Property") approximately 100 kilometres northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limón Property.

        Magistral Royalty — Mexico:    A sliding scale NSR royalty on the Magistral property in Mexico (the "Magistral Property") calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral Property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX.

        Don Mario Royalty — Bolivia:    A 3% NSR royalty on the Don Mario gold-copper property located 70 kilometres northeast of the village of San Juan in the province of Santa Cruz, Bolivia (the "Don Mario Property"). The Don Mario Property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

        Dolores Royalty — Mexico:    A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

        Joe Mann Royalty — Canada:    A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1% when the gold price is US$350 per ounce or greater.

Miscellaneous Royalties

        IAMGold holds a number of inactive royalties that are not reflected on its consolidated balance sheet of IAMGold at December 31, 2004. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

EXPLORATION PROJECTS

        The following is a brief description of the exploration properties in which IAMGold has an interest, all of which are located in West Africa and South America.

Senegal

        IAMGold spent US$1.3 million and US$1.1 million respectively in 2004 and 2003 on exploration on Bambadji and Daorala-Boto (the "Senegal Properties").

        The permits for the Senegal Properties currently cover a total surface area of 681 square kilometres along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 square kilometres) and the Saroudia permit (376 square kilometres), were applied for in August 2004. These permits are juxtaposed on the west side of the Bambadji and Daorala-Boto permit areas. Conventions and arrêtés for all properties were finalized in March 2005.

        The permits for the Senegal Properties are located in southeast Senegal, approximately 800 kilometres east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a two hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

        Very little infrastructure exists within the immediate vicinity of Bambadji and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

        Substantial exploration for iron, copper and gold has been carried out in eastern Senegal, and artisanal mining for gold continues. Alluvial gold mining was carried out along the Falémé River by La Compagnie des

Mines de Faleme-Gambie ("CFMG") from 1911 to 1950, with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, Bureau de Recherches Geologiques et Minières ("BRGM") carried out test pitting in the district, and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa Exploration Senegal (1993-1995) and Ashanti Goldfields Company Limited (1995-1999) had joint ventures with IAMGold to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGold.

        The permits for the Senegal Properties fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone ("SMFZ"), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

        The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

        Geological interpretation is made difficult due to various factors: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

        Numerous pits and trenches on identified geochemical anomalies have been excavated. Rotary air blast, air core, reverse circulationi (RC), and diamond drilling (555 holes totalling 29,100 metres) has been completed. In 2003 and 2004, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. A 12,000 metres/186 hole RC drill program, completed in May 2003, gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target, where significant mineralization was intersected in two areas 800 metres apart.

        At BA, the targets tested were adjacent to trenches 5 and 13, which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively (reported in the IAMGold press release of March 31, 2003).

        The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565 metres in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from two to 42 metres in length and averaging above one gram per tonne gold, were encountered in the drill holes.

        The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42 metres averaging 3.8 g/t. Continuity along strike, beyond the 135 metre strike length referred to above, has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood.

        In June and July 2004, seven diamond drill holes totalling 1,099 metres were put down in the BA area. The remainder of this planned 3,000 metre drill program will be completed in 2005.

        In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up rotary air blast drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization.

        The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging rotary air blast results. This program produced good results from a hole below Trench 13, notably 36 metres averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t). Continuity along strike has not been established.

        In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial rotary air blast drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low-grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally two metres) was encountered. The best intersection was six metres averaging 8.9 g/t.

        Seven hundred metres to the south of the GF area, an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally two to six metres) averaging between one and two g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, eight metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. No follow-up drilling at GF was carried out in 2004.

Ecuador

        IAMGold spent US$2.7 million and US$2.1 million respectively in 2004 and 2003 on exploration in Ecuador.

  Quimsacocha Project

        The 12,500 hectare Quimsacocha project is located in southern Ecuador, some 40 kilometres to the southwest of the city of Cuenca. It is accessible by a partly-paved road leading from a paved highway between Cuenca and the port of Guayaquil. The Quimsacocha property is located in the Andes at an elevation varying between about 3,500 and 3,900 metres. The vegetation is sparse and typical of Andean vegetation above the treeline. The climate is generally cool throughout the year and can drop below freezing in the winter. Precipitation is mainly in the form of rain. The area is subject to strong winds.

        The Quimsacocha property is held 100% by IAMGold, but a former owner, COGEMA, holds a 5% net profits interest on any production from the Quimsacocha.

        A base metal stream sediment anomaly was identified by a United Nations reconnaissance exploration program in the late 1980s. COGEMA drilled 1,869 metres on vein and disseminated targets to test the gold potential of the property. In 1995, a joint venture between COGEMA, Newmont and TVX Gold Inc. drilled 7,581 metres in 82 core holes.

        Following geochemical sampling and reconnaissance mapping, IAMGold drilled 1,400 metres in six diamond drill holes in 2002. In 2003, IAMGold completed a second phase of drilling, consisting of 6,610 metres in 20 diamond drill holes. In 2004, a total of 21,900 metres of diamond drilling in 71 holes was carried out, mainly in the D1 zone but with few holes in the Loma Larga zone.

        IAMGold is exploring a large epithermal gold system hosted within metavolcanics adjacent to a large diatreme intrusive. The principal targets of the earlier drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area within the metavolcanics. An additional 12 holes were drilled outside of the D1 area, within and along the edge of the diatreme intrusive. The four holes in the diatreme were unable to penetrate the massive silica and did not reach target depth. Three of eight holes drilled along the edge of the diatreme intersected encouraging gold, silver and copper mineralization. Only trace amounts of gold, silver and copper were intersected in the other five holes along the diatreme.

        In the second half of 2004 drill targets in the D1 and Loma Larga zones included both high-grade vein systems and thick, sub-horizontal zones of mineralization. This latter style of mineralization was the main focus of drilling in the second half of the year.

        The 2005 budget at Quimsacocha is US$3.9 million and the work will include 21,000 metres of drilling.

  Retazos Project

        The Retazos Project (the "Retazos Project") was initiated in 1999 in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 kilometres by two kilometres, from which more than 4.5 million ounces of gold have been produced, as well as significant amounts of silver and base metals.

        A decision was taken in 2003 to do no further work on the property owing to the generally low gold values in the drill results. The properties held under agreement with third parties have reverted back to those parties.

An agreement covering the 100% owned IAMGold properties has been signed with Minera Australiana, an Ecuadorian company, whereby IAMGold will receive a 3% NSR royalty if a mine is brought into production.

  Norcay Project

        The Norcay project is located in west central Ecuador, only a few kilometres along a gravel road from the main paved highway between the city of Cuenca and the port city of Guayaquil. The Norcay property sits at an average elevation of 700 metres in an area of steep topography covered by rainforest-type vegetation consisting of trees and thick undergrowth.

        IAMGold is a 100% owner of the Norcay project, with the exception of a small area which is under option with a third party. The third party has carried out a small amount of informal mining on a gold-bearing vein system. There is no record of any exploration being done in the area prior to that carried out by IAMGold.

        The target is a low sulphidation epithermal vein system. Initial work consisted of geological mapping, soil sampling and a ground magnetic survey over an area where a number of quartz and carbonate veins outcropped. In total, the system consists of at least 2.6 kilometres of veins, with an average width of two to three metres and gold grades in trenches that range up to 60 g/t over 1.0 metre. Forty percent of the 320 rock chip channel samples collected at surface contained more than one g/t of gold and 12% of the samples contained more than five g/t of gold. Smectite-dominated alteration assemblages and a high calcite content of the veins indicates that the present erosion level exposes the uppermost part of the epithermal system. The epithermal vein system may be genetically related to a porphyry system that lies three kilometres to the south.

        In May 2003, a 2,000 metre diamond drill program commenced to test the gold grades at depth within some of the veins. Gold assays from the drill holes did not confirm high-grade mineralization at depth consistent with that found at surface. The best result was 3.5 g/t of gold over 23 metres (Hole ND-12) which included two higher grade intersections of 7.2 g/t over 2.3 metres and 7.6 g/t over 3.0 metres. The vein textures and geochemistry suggest that the drill intersections were possibly too high in the system and the property warrants a second phase of drilling which will test the systems at greater depth. A letter agreement has been signed with a company regarding an earn-in-arrangement on the project.

  Condor Joint Venture

        The Condor exploration joint venture agreement (the "Condor JV"), was entered into between IAMGold and a subsidiary of Gold Fields in October 2002. The Condor JV covers a large area in southeast Ecuador which is considered to have potential for epithermal gold and porphyry gold-copper deposits. In April 2004, Gold Fields informed IAMGold that it was withdrawing from the Condor JV effective immediately.

Brazil

        Exploration expenditures in Brazil in 2004 and 2003 amounted to US$1.2 million and US$0.8 million respectively.

  Tocantins Project

        In mid-1999, IAMGold and AngloGold (Brazil) established a joint venture (the "Tocantins Project") whereby IAMGold could earn a 50% interest in concessions totaling some 2,000 square kilometres in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of US$3 million over five years. By the end of 2002, IAMGold had vested its 50% interest in the Tocantins Project and the partners commenced to fund the Tocantins Project on a 50:50 basis. Subsequently, IAMGold acquired more than 2,000 square kilometres of concessions which were added to the joint venture, bringing the total area of the Tocantins Project to approximately 4,500 square kilometres.

        In the years 2000, 2001 and 2002, while IAMGold was earning into the Tocantins Project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone, which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high-grade gold mineralization are currently being mined to a depth of 120 metres.

This mineralized system was tested at depth by IAMGold with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

        In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo, where there was potential for a lower grade, open pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 RC holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low-grade (less than two g/t gold) and/or generally over narrow widths (less than two metres). No further work is anticipated at Chapada North.

        In August 2004, a further phase of diamond drilling commenced on the main Chapada sheer zone area. The objective of this drilling was to test for deeper high-grade oreshoots that are structurally-controlled. The 2,000 metres diamond drill program (8 holes) did not produce encouraging results.

        In late 2004, AngloGold Ashanti informed the Company that it would not be participating in the funding of exploration at Tocantins in 2005, although it would contribute to land payments.

  Gandarela Project

        The Gandarela project (the "Gandarela Project") is a 120 square kilometres property located in the "Iron Quadrangle" in Minas Gerais state, southeastern Brazil. The land package in the Gandarela Project is held by IAMGold under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold (Brazil), the latter can earn a 50% interest in the Gandarela Project by spending US$6 million within a four year period. By continuing to sole-fund the Gandarela Project beyond US$6 million, AngloGold may increase its interest by an additional 5% for each US$5 million of expenditure to a maximum of an additional US$20 million, equivalent to an equity interest of 70%. At the discretion of IAMGold, AngloGold may increase its equity from 70% to 75% by spending a further US$10 million.

        The exploration target of the Gandarela Project is the gold-bearing conglomerates of the Moeda Formation, which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

        In early 2005, AngloGold Ashanti informed the Company that it wishes to withdraw from the project without completing the minimum 6,000 metre diamond drill program after experiencing extreme technical difficulties with the drilling. The Company is in discussions with AngloGold Ashanti regarding the latter's withdrawal from the project.

Argentina

        Exploration spending by IAMGold in Argentina in 2004 and 2003 was US$1.7 million and US$1.2 million respectively.

  Los Menucos Project

        The Los Menucos project (the "Los Menucos Project") consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was entered into between IAMGold and Barrick for exploration over a 7,500 square kilometre "area of influence" that covered the majority of the Los Menucos Project.

        Barrick considered that the results of two small diamond drill programs at Cerro La Mina and Dos Lagunas were not indicative of a deposit of a size that would meet its requirements and in late 2004 Barrick informed the Company that it would withdraw from the project.

        The Los Menucos Project is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

        The main targets are epithermal gold systems, either in the form of high-grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

        In 2001, prior to the joint venture with Barrick, IAMGold focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale do Rio Doce ("CVRD") pursuant to which a total of 3,600 metres of core and RC drilling was undertaken. The drilling results were not sufficiently encouraging, and CVRD withdrew from the Los Menucos Project.

        IAMGold continued exploration by sole-funding the Los Menucos Project and it focused on the Cerro La Mina target. Commencing in March 2002, epithermal breccias and veins were drill tested. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect, which had been acquired under option in 2001. A drill program was carried out on this vein system and low-grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over three metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

Canada

  Avalon Project

        In February 2004, IAMGold entered into an agreement with Rubicon Minerals Corporation ("Rubicon") to explore Rubicon's Avalon project (the "Avalon Project") in eastern Newfoundland. The 140 square kilometres property package that comprises the Avalon Project runs roughly north-south on the Avalon Peninsula for about 45 kilometres. The central part of the property package is cut by the Trans-Canada Highway, some 20 kilometres to the west of the provincial capital of St. John's.

        The partners drilled 8 holes on two prospects during 2004 to test the potential for low sulphidation epithermal gold deposits hosted in a sequence of volcanic and pyroclastic rocks. The results were not encouraging and the Company has withdrawn from the project.

Sample Analysis

        The analysis of samples from exploration projects are carried out at the following accredited analytical laboratories, dependent on the location of the project: Chemex Labs, Chimitec, BC Bondar Clegg Laboratory Group or ITS-Analabs. The industry-standard quality control practices of inserting standards, blanks and duplicates into each batch of samples have been used in the analysis of samples. Quality control is further checked by having selected samples sent for re-analysis at a second laboratory. Gold assays are carried out by conventional fire assay techniques.

RISK FACTORS

Dependence on Mining Operations and Operators

        IAMGold has an interest in four gold mining operations, the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine, which will represent approximately 37%, 22%, 31% and 10%, respectively, of IAMGold's estimated gold production for 2005. Any adverse development affecting any of the four mining operations may have a material effect on IAMGold's financial performance and results of operations.

        IAMGold has royalty interests on various gold and diamond properties, including the Lac de Gras Royalty which covers the Diavik diamond property. Any adverse development affecting the Diavik diamond property or the Lac de Gras Royalty may have a material effect on IAMGold's performance and results of operations.

        IAMGold relies on the operating abilities of AngloGold and Gold Fields, and on the abilities of the operators of the mines in which IAMGold has a royalty interest, to effectively manage the mines in which IAMGold has an interest or in respect of which IAMGold holds a royalty interest. While IAMGold believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold and Diamond Prices

        The profitability of IAMGold's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold and diamond prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and diamond prices may adversely affect IAMGold's financial performance and results of operations. Any gold price decline would delay IAMGold receiving profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines and reduce royalty revenue from IAMGold's gold royalty interests. Any diamond price decline would reduce royalty revenue from IAMGold's diamond royalty interests.

        As at December 31, 2004, there were no financial instruments in place for the Sadiola, Yatela, Tarkwa and Damang Gold Mines and no plans exist to put any such financial instruments in place. In previous years IAMGold has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales if there is a material decrease in the price of gold.

        The Company holds a significant portion of its treasury in the form of gold bullion. As a result, IAMGold is highly exposed to changes in gold prices. As at December 31, 2004, the gold holding of IAMGold amounted to 146,648 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGold to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGold's profitability. Should the market price of gold fall, IAMGold could be required to materially write down its investment in-mining properties or delay or discontinue production or the development of new projects.

Currency Exchange Rates Risk

        Although substantially all the revenues of IAMGold are in U.S. dollars, certain operating expenses of IAMGold are in other currencies. The assets and revenues of IAMGold as expressed in U.S. dollars and the financial statements of IAMGold will fluctuate in value to the extent that the local currencies of the countries where IAMGold's operations are located fluctuate relative to the U.S. dollar.

Political Risk

        IAMGold believes that governments in Mali and Ghana support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGold has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola Gold Mine and the Yatela Gold Mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa Gold Mine. However, the option could be exercised by the Government of Ghana in respect of the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa Gold Mine and the Damang Gold Mine after direct expenses.

Outside Contractor Risk

        A significant portion of IAMGold's operations in Mali and Ghana will continue to be conducted by outside contractors. As a result, IAMGold's operations at those sites will be subject to a number of risks, some of which will be outside IAMGold's control, including:

  •
  negotiating agreements with contractors on acceptable terms;

  •
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  •
  reduced control over these aspects of operations which are the responsibility of the contractor;

  •
  failure of a contractor to perform under its agreement with IAMGold;

  •
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  •
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

  •
  problems of a contactor with managing its workforce, labour unrest or other employment issues.

        In addition, IAMGold may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on IAMGold's business, results of operations and financial condition.

Mining Taxation and Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

        While fiscal stability agreements are currently being negotiated with the Government of Ghana, there can be no assurance that such agreements will be entered into or that rates of revenue repatriation will not be increased in the future.

        In Mali, the mining tax regime applicable to the Sadiola Gold Mine and the Yatela Gold Mine is derived from a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and the stability guarantee may be subject to interpretation. In the event of a dispute, an international arbitration process may be required.

Nature of Mineral Exploration and Mining

        IAMGold's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGold's exploration properties or the properties in which it holds royalties will result in a profitable commercial mining operation.

        IAMGold's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGold's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGold has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which IAMGold cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGold's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGold not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGold has an interest or in respect of operating gold mines or mines subject to royalties in which IAMGold has an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGold from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGold's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGold will have, or be able to raise, the required funds to continue these activities.

        IAMGold may acquire other royalties or exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGold will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGold requires licenses and permits from various governmental authorities. IAMGold believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGold will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where IAMGold contemplates acquiring royalties or conducting exploration activities. IAMGold competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGold, in the search for and the acquisition of attractive royalties or mineral properties. IAMGold's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that IAMGold will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGold's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGold may differ from the estimated performance. As these factors are beyond IAMGold's control, there can be no assurance that the cash operating costs at IAMGold's operations will continue at historical levels.

Title Matters

        While IAMGold has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by IAMGold.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect IAMGold's operations. Environmental hazards may exist on the properties in which IAMGold holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Performance of Key Personnel

        IAMGold is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGold currently does not have key person insurance on these individuals.

ITEM 5 — DIVIDENDS

        The following table outlines the dividends declared per share for the Company's Common Shares for the three most recently completed financial years:

	2004	2003	2002
Dividend per Common Share (Cdn$/share)	$0.06	$0.06	$0.05

        IAMGold maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGold to shareholders to be determined by the directors of IAMGold from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGold, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGold may consider relevant.

ITEM 6 — DESCRIPTION OF CAPITAL STRUCTURE

Description of Share Capital

        The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 146,115,102 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 18, 2005.

  First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

  Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to the Company's articles, the directors are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

  Common Shares

        Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

ITEM 7 — MARKET FOR SECURITIES

        The Common Shares of the Company are listed on the Toronto Stock Exchange (the "TSX") under the symbol "IMG" and on the American Stock Exchange under the symbol "IAG".

        The following table sets forth the volume of trading and price ranges of the Common Shares on the TSX for each month during the year ended December 31, 2004.

	High	Low	Volume
	(Cdn$)	(Cdn$)	(millions)
January	9.84	8.25	14.6
February	9.70	8.92	8.1
March	9.35	8.58	23.4
April	8.38	6.64	110.0
May	7.74	6.18	54.1
June	7.77	7.06	49.0
July	8.74	7.40	44.2
August	9.85	6.99	33.0
September	10.12	9.17	16.2
October	10.60	9.07	36.2
November	9.19	8.45	21.5
December	9.43	7.94	14.5

ITEM 8 — DIRECTORS AND OFFICERS

        The following table sets forth, for each of the directors and executive officers of the Company, the individual's name, municipality of residence, position with the Company, principal occupation and, in the case of directors of the Company, the period during which the individual has served as a director of the Company.

Name and Municipality of Residence	Position Held	Principal Occupation	Director Since

William D. Pugliese(3) Aurora, Ontario	Chairman and Director	Officer of the Company	1990
John A. Boultbee(1) Toronto, Ontario	Director	Executive Vice President and CFO The Ravelston Corporation Limited	1994
Derek Bullock(1)(3) Bobcaygeon, Ontario	Director	President, Delitova Corporation (mining and mineral resources consulting company)	1994
Donald K. Charter(2)(3) Etobicoke, Ontario	Director	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer) and Executive Vice President of Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2003

Joseph F. Conway Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	2003
Mahendra Naik(1)(2) Markham, Ontario	Director	President and Chief Executive Officer, Yellow Online Inc. (publishing and online directory company)	2000
Robert A. Quartermain(2)(3) Vancouver, British Columbia	Director	President, Silver Standard Resources Inc. (mining company)	2003
Grant A. Edey Oakville, Ontario	Chief Financial Officer	Chief Financial Officer of the Company	—
Larry E. Phillips Toronto, Ontario	Vice President, Corporate Affairs & Corporate Secretary	Vice President, Corporate Affairs & Corporate Secretary of the Company	—
Dennis Jones Toronto, Ontario	Vice President, Exploration	Vice President, Exploration of the Company	—
Paul B. Olmsted Mississauga, Ontario	Vice President, Corporate Development	Vice President, Corporate Development of the Company	—
Glynnis Frelih Pickering, Ontario	Corporate Controller	Corporate Controller of the Company	—

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance committee.

        The Company does not have an executive committee.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation, a mining company; Mr. Naik who, prior to January 2000, was the Chief Financial Officer of the Company; Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc., a mining company; Mr. Boultbee, who prior to December 2004, was Executive Vice President of Hollinger Inc., a publishing company; Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation.

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        As of the date hereof, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 11,138,451 Common Shares, representing approximately 7.7% of the outstanding Common Shares.

ITEM 9 — LEGAL PROCEEDINGS

        The Company is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claimed damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between the Company and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of

Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that the Company had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. The Company appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by the Company for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1,700,000. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. The Company took a charge of US$2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

        On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. The Company, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. The Company has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals were heard on April 15, 2004. On November 11, 2004 the Court of Appeal released its decision, dismissing the appeal and the cross-appeal. As of December 31, 2004, the Company paid Cdn$4,065,000 in respect of the judgement and has a remaining balance of US$802,000 included in accounts payable.

ITEM 10 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        No director or executive officer of the Company or its subsidiaries has any material interest, direct or indirect, in any transaction since January 1, 2002 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

        The Company has entered into management and employment agreements (collectively the "Management Agreements") with William D. Pugliese as Co-Chairman and Chief Executive Officer (now Chairman) of the Company, Joseph F. Conway as President and Chief Executive Officer of the Company, Grant A. Edey as Chief Financial Officer of the Company, Larry E. Phillips as Vice-President, Corporate Affairs and Corporate Secretary of the Company, Paul B. Olmsted as Vice-President, Corporate Development of the Company and Dennis Jones as Vice-President, Exploration of the Company (collectively the "Key Executives"). Under the Management Agreements, for the 2004 financial year of the Company the base annual salary for Mr. Conway was fixed at Cdn$500,000, for Mr. Edey was fixed at Cdn$275,000, for Mr. Phillips was fixed at Cdn$250,000, for Messrs. Jones and Olmsted was fixed at Cdn$230,000 and for Mr. Pugliese was fixed at Cdn$200,000. The Management Agreements contain provisions with respect to termination on death and disability as well as termination by the Company other than for cause, in which case remuneration equal to their base salary is to be paid to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months and to Mr. Pugliese for 12 months following such termination and, in all cases, any outstanding stock options become fully exercisable.

        The Management Agreements (with the exception of the Management Agreement with Mr. Pugliese) also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of the Company is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive.

ITEM 11 — TRANSFER AGENT AND REGISTRAR

        The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

ITEM 12 — INTERESTS OF EXPERTS

        The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year aof the Company ended December 31, 2004.

  KPMG LLP, Chartered Accountants
  RBC Dominion Securities Inc.
  SRK Consulting
  The qualified persons whose names are set forth above under "Cautionary Statement and Explanatory Notes — Qualified Persons"

        To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. As of March 30 2005, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

ITEM 13 — ADDITIONAL INFORMATION

        The Company will provide to any person or company, upon request to the Secretary of the Company:

  (a)
  when the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus,

  (i)
  one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

  (ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

  (iii)
  one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv)
  one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and is not required to be provided under clauses (i), (ii) or (iii) above; or

  (b)
  at any other time, one copy of any document referred to in clauses (a)(i), (ii) or (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Company and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company (the "Information Circular") for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the comparative consolidated financial statements and the management's discussion and analysis of the Company for its most recently completed financial year.

        A copy of this Annual Information Form, the annual report of the Company for the financial year ended December 31, 2004 and the Information Circular may be obtained upon request from the Secretary of the Company.

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  EXHIBIT 99.1
IAMGOLD CORPORATION RENEWAL ANNUAL INFORMATION FORM
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